

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 5, 2006

<u>via U.S. mail</u>
Mr. Manuel Pablo Zuniga-Pflucker
President and Chief Executive Officer
BPZ Energy, Inc.
11999 Katy Freeway, Suite 560
Houston, Texas 77079

      Re: **BPZ Energy, Inc.**
              Registration Statement on Form SB-2
              Filed July 27, 2005
              File No. 333-126934
              Amendment No. 1 to Registration Statement on
              Form SB-2
              Filed August 19, 2005
              File No. 333-126934
              Form 10-KSB for the Fiscal Year Ended December 31, 2004
              Filed April 15, 2005
              File No. 0-29098
              Forms 10-QSB for the Fiscal Quarters Ended
              March 31, 2005, June 30, 2005 and September 30, 2005
              Response Letter Dated March 13, 2006
              File No. 0-29098

Dear Mr. Zuniga-Pflucker:

      We have limited our review of the above filings and your response letter to only the areas commented on below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form SB-2

1. Please provide updated consents with your next amendment.

Form 10-KSB for the Fiscal Year Ended, December 31, 2004

Management's Discussion and Analysis and Plan of Operation

Results of Operations, page 22

2. We note your response to our prior comment number five and continue to be unable to concur with your conclusions. The term "development" has specific meaning to companies in the oil and gas industries. Paragraph 21 of SFAS 19 defines development costs as those incurred to obtain access to proved reserves. In the absence of proved reserves, you should characterize the status of your business and your projects in filings made with the Commission as being in the "exploratory stage" to avoid investor conclusions. This also applies to the explanatory paragraph included in your revised audit opinion. As such, we re-issue our prior comment numbers five and ten.

Consolidated Statements of Stockholders' Equity, page 30

3. We note your response to our prior comment number 14. Please provide us with a quantified reconciliation of the historical capital structure of legal acquirer to that which is currently reported from December 31, 2003 through the date of the merger transaction. We may have further comments.

Consolidated Statements of Cash Flows, page 32

4. We note your response to our comment number 16. It appears from the response to our comment number 11, that the balance reflected on your Statement of Cash Flows pertaining to Advances to affiliates," was for the purpose of obtaining your interest in SMC Ecuador and the remainder was for general and administrative expenses. As you indicate in response to comment number 11, that no formal loan arrangement existed, it remains unclear why these cash flows do not represent investing and operating cash flows. Please advise.

Note 1 – Basis of Presentation and Significant Accounting Policies

Basis of Presentation and Organization

5. The merger agreement indicates the spin-off of NFS was contemplated to occur simultaneously as a condition of the merger agreement. Please clarify to us why

the Company believes the merger agreement has been consummated, as we understand this condition has yet to occur.

6. Please tell us if the merger agreement condition regarding the NFS spin-off has been subsequently waived or the agreement otherwise modified to eliminate this condition.

7. As it appears this key condition remains pending and it is clear whether or not the reverse merger transaction was consummated, please clarify why you believe BPZ Energy is authorized to issue shares.

Stock Based Compensation, page 35

8. We note your response to our prior comment number 17. It appears based on your response that you should revise your accounting policy disclosure to indicate, if true, that you account for stock based compensation in accordance with SFAS 123, rather than APB 25.

Note 2 – Acquisition of Navidec, page 36

9. We note your response to our prior comment number 18. Please reconcile the total purchase price allocation to the amounts recorded on your balance sheet and income statement as of December 31, 2004.

10. We note your response to our prior comment numbers 19 & 20. Please clarify if the exercise of the legacy stock options of Navidec will result in the issuance of BPZ Energy, Inc. (Colorado) shares or shares of NFS. In addition, please tell us if any obligations associated with unexercised stock options and warrants remain with BPZ after the spin-off of NFS has been consummated. It may be helpful to contact us at the telephone numbers provided at the end of this letter to facilitate our understanding of these arrangements.

11. We note your response to our prior comment number 22. It is unclear to us how NFS could attempt to distribute shares of an entity that BPZ Energy Inc beneficially owned.. Further, it remains unclear how as the beneficial owner, the company was unaware of the activities of its wholly owned subsidiary. Please advise.

12. We note from your response the prior relationship with BPZ & Associates. It appears BPZ & Associates and BPZ Texas may have been entities under common control. As it appears you have not included the historical information of BPZ and Associates, please tell us why you believe these entities were not under common control.

13. It appears that certain warrants issued by the Company may contain embedded derivatives that you should evaluate under SFAS 133 and EITF Issue 00-19. Please provide us with your analysis of all the provisions of your warrant indenture in order to determine whether there are provisions that are embedded derivatives which should be bifurcated and accounted for separately as a derivative pursuant to SFAS 133. Please tell us all of the embedded derivatives you identified during your review of the agreements and how you evaluated each provision. Refer to a discussion of *Classification and Measurement of Warrants and Embedded Conversion Features in our Current Accounting and Disclosure Issues in the Division of Corporation Finance* which can be located at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf

Form 8-K filed February 14, 2006

14. Please explain what your legal standing is with regard to the petition filed in the District Court of Arapahoe County, Colorado. Please contact us at your earliest convenience to discuss this matter.

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Stertzel at (202) 551-3723 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
Mark Coffin, Esq.
Adams and Reese LLP
(713) 652-5152